OFFERING CIRCULAR SUPPLEMENT NO. 2 DATED AUGUST 21, 2019
(To the offering circular dated April 17, 2019)
Filed pursuant to Rule 253(g)(2)
File No. 024-10974

HempAmericana, Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

www.HempAmericana.com

78 Reade Street, 4FW, New York, NY 10007

347-880-6778

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

3990	46-4816984

(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

EXPLANATORY NOTE

This document (the "Supplement") supplements the offering circular of HempAmericana, Inc. (the "Company," "we," "us," or "our") dated April 17, 2019 and originally qualified May 22, 2019 ("Offering Circular"). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to disclose that we have determined to set the offering price at $0.004 per shares. We have amended to the offering circular to describe this offering price throughout and adjusted the use of proceeds to reflect a maximum offering of $4,000,000.00.

Maximum offering of 1,000,000,000 Class A shares

This is a public offering of shares of Class A common stock (the “common stock”) of HempAmericana, Inc. (the “Company”, or “we”, “us” or “our”, as the context may require)

The offering will be at a fixed price of $0.004 The end date of the offering will be exactly 365 days from the date the Offering Circular was qualified by the United States Securities and Exchange Commission (the “Commission”) (unless extended by the Company, in its own discretion, for up to another 90 days).

Our common stock currently trades on the OTC Pink market under the symbol “HMPQ” and the closing price of our common stock on August 20, 2019 was $0.006. Our common stock currently trades on a sporadic and limited basis.

We are offering our shares without the use of an exclusive placement agent; however, we may engage various securities brokers to place shares pursuant to this offering with investors for commissions of up to 10% of the gross proceeds of each such placement.

See “Risk Factors” to read about factors you should consider before buying shares of common stock.

Generally, no sale may be made to you pursuant to this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A (“Reg A”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). For general information on investing, we encourage you to refer to www.investor.gov.

The Commission does not pass upon the merits of, or give its approval to, any securities offered or the terms of the offering thereof, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. The securities referenced herein are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

This Offering Circular is following the offering circular format described in Part II (a)(1)(ii) of Form 1-A promulgated under Reg A.

Offering Circular dated August 21, 2019

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Offering Circular. You must not rely on any unauthorized information or representations. This Offering Circular is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Offering Circular is current only as of its date.

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SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire Offering Circular carefully, including the “Risk Factors” section, our historical consolidated financial statements and the notes thereto, and unaudited pro forma financial information, each included elsewhere in this Offering Circular. Unless the context requires otherwise, references in this Offering Circular to “the Company,” “we,” “us” and “our” refer to HempAmericana, Inc.

Our Company

Hemp – a product with a myriad of uses –has enormous potential for economic growth in the United States. HempAmericana intends to capitalize on the many uses of hemp in the health, food, construction, textiles and paper industries. HempAmericana’s primary immediate purpose is to continue development of hemp products. At this time, the Company is focusing on the development of premium cannabidiol (“CBD oil”).

We are a developmental stage company that plans to research, develop and sell products made of hemp. In essence, almost anything that can be made with plastic can be made with industrial and commercial hemp and we plan to fill the growing need and demand for hemp-based products within the United States. Currently, while the Company is still in its research and development stages, we built out a warehouse in Augusta, Maine, which houses our CBD extraction facility. The Company was incorporated under the laws of the State of Delaware on February 10, 2014.

America imports approximately $2 billion per year worth of hemp products, including CBD oil. Under the trademarked brand “Weed Got Oil,” and other brand names HempAmericana intends to manufacture and sell CBD oil. Initially, however, we intend to sell our CBD oil produced in Maine on a wholesale basis.

We began our company in 2014 with the thousands of uses for hemp in mind. We have faced challenges since our formation due to our limited capitalization and the costs associated with managing a public company. Currently, our founder, Salvador Rosillo, beneficially owns 37.4% of the Class A common stock of the Company individually and through two holding companies. He also effectively controls the majority of the voting shares of the Company through indirect ownership of 100% of the super-voting Class B common shares of the Company. In all, he directly and indirectly beneficially owns 40% of the economic interests of the Company.

We have not generated any significant revenues to date and our activities have been limited to developing our business and financial plans, investing in real estate (both purchased and leased), and producing our first hemp crop. We will not have the necessary capital to develop or execute our business plan until we are able to secure further financing. There can be no assurance that such financing will be available on suitable terms. Even if we raise 100% of the offering, we may not have sufficient capital to begin generating substantial revenues from operations.

We intend to use capital raised from this Offering to increase production, marketing and sales of our products, particularly CBD, and to generate and sell new hemp-based products. Historically, the American hemp market lagged as compared internationally as the vast majority of hemp used for the manufacturing of hemp-based products was imported because growing hemp in the United States was not compliant with federal regulations. This has changed since the passage of the 2018 Farm Bill. Now, there is more potential to grow our own hemp in the United States and for us to obtain raw hemp flour for CBD oil production at a potentially much more favorable price, however, federal, state and local laws still make hemp a heavily regulated industry.

Revenue will be derived from the wholesale and retail sales of our hemp-based products. We initially intend to focus sales at the wholesale level.

Our management team is made up of two individuals including our founder, Salvador Rosillo. Future team members will include employees with experience in hemp, manufacturing, marketing and distribution.

Our principal executive offices are located at 78 Reade St, Suite 4FW New York City, NY 10007. Our phone number is (347) 880-6778.

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We believe that if we are able to raise monies up to $5,000,000 to execute our business plan over the next 12 months that we will be successful in returning value to our investors. The funds raised in this Offering, even assuming we sell all the shares of common stock being offered, may be insufficient to commercialize our business strategy, but we believe that by raising funds we will be better able to bring our products to market and develop new hemp-related products for which there is already demand in the marketplace.

We will receive the proceeds from the sale of the approximately 1,000,000,000 shares of common stock and intend to use the proceeds from this Offering to continue implementing the business plan of our Company. The expenses of this Offering, including the preparation of this Offering Memorandum and the filing of this registration statement, estimated at $30,000.00, are being paid for by us. The maximum proceeds to us from this offering ($5,000,000) will satisfy all our cash requirements for up to 24 months including legal and accounting costs associated with this Offering, the costs associated with our continuous disclosure obligations, incidental expenses, and the cost of implementing our business plan, including labor, consultants, operating equipment, marketing, facility and production line improvements. 75% of the possible proceeds from the offering by the company ($3,750,000) will satisfy all our cash requirements for up to 18 months, while 50% of the proceeds ($2,500,000) will sustain us for up to 12 months, and 25% of the proceeds ($1,250,000) will sustain us for up to eight months. Our budgetary allocations may vary, however, depending upon the percentage of proceeds that we obtain from the Offering.  For example, we may determine that is it more beneficial to allocate funds toward securing potential financing and business opportunities in the short terms rather than to conserve funds to satisfy continuous disclosure requirements for a longer period. We do not have adequate funds to satisfy our working capital requirements for the next twelve months unless we can raise significant monies through this Offering. During the 24 months following the completion of this Offering, we intend to continue to implement our business and marketing plan.

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The Offering

Common Stock we are offering	Up to a Maximum 1,000,000,000 of Class A shares at a price of $0.004 for a sum total of $4,000,000, with a final fixed strike price to be determined upon Qualification.
Common Stock outstanding before this Offering	Class A: 2,600,178,840 common shares Class B: 108,000,000 common shares
Use of proceeds

The funds raised pursuant to this Offering will be utilized as working capital, expanding marketing here in the Unites States, as well as developing primary and secondary hemp products. See “Use of Proceeds” for more details.

Risk Factors

See “Risk Factors” and other information appearing elsewhere in this Offering Circular for a discussion of factors you should carefully consider before deciding whether to invest in our Class A common stock.

This Offering is being made on a self-underwritten basis without the use of an exclusive placement agent, however, we may engage various securities brokers to place shares of common stock in this Offering with investors on a commission basis.  As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Management will make its best effort to fill the subscription in the state of New York. However, in the event that management is unsuccessful in raising the required funds in New York, the Company may file a post qualification amendment to include additional jurisdictions that Management has determined to be in the best interest of the Company for the purpose of raising the maximum offer.

In the event that the Offering Circular is fully subscribed, any additional subscriptions shall be rejected and returned to the subscribing party along with any funds received.

In order to subscribe to purchase the shares of common stock, a prospective investor must complete a subscription agreement and send payment by check, wire transfer or ACH. Investors must answer certain questions to determine compliance with the investment limitation set forth in Reg A, Rule 251(d)(2)(i)(C) under the Securities Act, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed 10% of the greater of the investor’s annual income or net worth. In the case of an investor who is not a natural person, revenues or net assets for the investor’s most recently completed fiscal year are used instead.

The Company has not currently engaged any party for the public relations or promotion of this offering.

As of the date of this filing, there are no additional offers for shares, nor any options, warrants, or other rights for the issuance of additional shares except those described herein, although there is a single open contract in respect of 29,411,764 shares of Class A common stock.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth in this Offering Circular, including the consolidated financial statements and the related notes, before making a decision to buy our common stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

This Offering Circular contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause us, our customers’ or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as other sections in this Offering Circular, discuss the important factors that could contribute to these differences.

The forward-looking statements made in this Offering Circular relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This Offering Circular also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our common stock.

Risk Related to our Company and our Business

We may require additional funds in the future to achieve our current business strategy and our inability to obtain funding may cause our business to fail.

We anticipate needing to raise additional funds through public or private debt or equity sales in order to fund our future operations and fulfill contractual obligations in the future. These financings may not be available when needed. Even if these financings are available, they may be on terms that we deem unacceptable or are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. Our inability to obtain financing would have an adverse effect on our ability to implement our current business plan and develop our products, and as a result, could require us to diminish or suspend our operations and possibly cease our existence.

Even if we are successful in raising capital in the future, we will likely need to raise additional capital to continue and/or expand our operations. If we do not raise the additional capital, the value of any investment in our Company may become worthless. In the event we do not raise additional capital from conventional sources, it is likely that we may need to scale back or curtail implementing our business plan.

The Company, being a Developmental Stage Company, has not generated any meaningful revenues since our inception February 10, 2014.

We are a development stage company. Our ability to continue as a going concern is dependent upon our ability to commence a commercially viable operations and to achieve profitability. Since our inception in February 10, 2014, we have not generated any net revenues, and currently have only limited operations, as we are currently in the early stage of our business development, and generally an exploration stage company. These factors raise substantial doubt about our ability to continue as a going concern. We may not be able to generate revenues in the future and as a result the value of our common stock may become worthless. There are no assurances that we will be successful in raising additional capital or successfully developing and commercializing products to become profitable.

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We have a limited operating history that you can use to evaluate us, and the likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays that we may encounter because we are a small developing company. As a result, we may not be profitable, and we may not be able to generate sufficient revenue to develop as we have planned.

We were incorporated in Delaware on February 10, 2014. Our assets are minimal, and we have no significant resources. The likelihood of our success must be considered in light of the expenses and difficulties in development of clients nationally and, potentially, internationally, recruiting and keeping clients and obtaining financing to meet the needs of our plan of operations. Since we have a limited operating history, we may not be profitable, and we may not be able to generate sufficient revenues to meet our expenses and support our anticipated activities.

We are an early stage company with an unproven business strategy and may never be able to fully implement our business plan or achieve profitability.

We are at an early stage of development of our operations as a company. We have only recently started to operate business activities and have not generated net revenue from such operations. A commitment of substantial resources to conduct time-consuming research in many respects will be required if we are to complete the development of our Company into one that is profitable. There can be no assurance that we will be able to fully implement our business plan at reasonable costs or successfully operate. We expect it will take several years to implement our business plan fully, if at all.

Our limited operating history makes it difficult for us to accurately forecast net sales and appropriately plan our expenses.

We have a limited operating history in the hemp industry. As a result, it is difficult to accurately forecast our net sales and plan our operating expenses. We base our current and future expense levels on our operating forecasts and estimates of future net sales. Net sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain. Some of our expenses are fixed, and, as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net sales. This inability could cause our net income in a given quarter to be lower than expected.

Due to the Controversy over the Cannabis Plant within the United States, we face challenges getting our products into stores and into the hands of the end user.

The majority of our products will be intended for industrial use although some of our products will be intended for ingestion purposes. There are many alleged health benefits to consuming hemp seeds, for example, such as the ones that may be found in super markets chains like Whole Foods. Our Company intends to release similar products that contain no THC that are legal for ingestion within the U.S. however, we anticipate that we face scrutiny and run into issues getting our products into stores due to hesitation by food chains to carry any product even affiliated with the cannabis plant, as well as federal, state and local regulations that may restrict our ability to sell CBD oil or other hemp products. We may face challenges in removing THC from our CBD oil so that the amount of THC in our CBD oil is below the acceptable legal limit, which could delay our sales or make them not possible at all if we are unable to remove the chemical as we plan to do.

The U.S. laws pertaining to the import and export of hemp-based products may adversely affect our ability to fully implement our business plan.

In the United States today, the U.S. Customs Service has a “zero tolerance standard” for the importation of industrial hemp. This means that a product cannot have any potentially dangerous substances contained in it, or it will be considered adulterated and unfit for human consumption, and thus illegal to possess or use pursuant to U.S. Federal Law. In 2001, the DEA elaborated on this and clarified that any product with any quantity of THC in it cannot be imported into the United States. Since no hemp-based products containing THC are legally permitted in the United States under Federal Law, products with THC are not allowed to be exported out of the United States either. Because of the strict laws that exist with respect to the U.S. import and export of industrial hemp products, our business could be adversely affected. The United States may, in the future, place further restrictions on the importation of hemp products that could increase our cost of production and affect the quantity of products we can produce. In the event that regulations were reduced on the importation of hemp-based products and levels of THC, we may incur additional costs in monitoring THC levels on imported feed stock.

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Hemp seeds are allowed to be imported into the U.S. if sterilized. Non-sterilized hemp seeds remain a schedule I controlled substance and therefore may only be imported into the U.S. with a Drug Enforcement Agency (DEA) permit, Hemp products cannot have any potentially dangerous substances contained in them, or they will be considered adulterated and unfit for human consumption, and thus illegal to possess or use pursuant to U.S. Federal Law. In 2001, the DEA elaborated on this and clarified that any product with any quantity of THC in it cannot be imported into the United States. Since no hemp-based products containing THC are legally permitted in the United States under Federal Law, products with THC are not allowed to be exported out of the United States either. Because of the strict laws that exist with respect to the U.S. import and export of industrial hemp products, our business could be adversely affected. In addition, our system in place for evaluating THC levels in our products prior to delivery is dependent on the skill of our technicians and quality of our equipment.

We operate in a highly competitive environment, and if we are unable to compete with our competitors, our business, financial condition, results of operations, cash flows and prospects could be materially adversely affected.

We operate in a highly competitive environment. Our competition includes all other companies that are in the business of, growing, processing, distributing or reselling hemp-based products for personal use or consumption. A highly competitive environment could materially adversely affect our business, financial condition, results of operations, cash flows and prospects.

Because we are small and do not have much capital, our marketing campaign and sales efforts may not be enough to attract sufficient clients to operate profitably. If we do not make a profit, we will suspend or cease operations.

Due to the fact we are small and do not have much capital, we must limit our marketing activities and may not be able to make our product known to potential customers. Because we will be limiting our marketing activities, we may not be able to attract enough customers to operate profitably. If we cannot operate profitably, we may have to suspend or cease operations.

We expect our quarterly financial results to fluctuate.

We expect our net sales and operating results to vary significantly from quarter to quarter due to a number of factors, including changes in:

•	Annual farming production cycles;
•	Weather events and impacts;
•	Demand for our products;
•	Our ability to obtain and retain existing customers or encourage repeat purchases;
•	Our ability to manage our product inventory;
•	General economic conditions;
•	Production costs, including machinery maintenance
•	Advertising and other marketing costs;
•	Costs of creating and expanding product lines.

As a result of the variability of these and other factors, our operating results in future quarters may be below the expectations of public market analysts and investors.

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Farming is Unpredictable, Subject to the Whims of Mother Nature and Climate Change. Hemp Seeds and Qualified Labor are Expensive. Due to the Unpredictable Nature of Farming, our Results of Operations May be Negatively Impacted.

Our farm in Union, Maine produced a crop of hemp in 2018 at great cost: After purchasing high-CBD-content seeds, we needed to pay a third-party to develop the seedlings. From planting to harvest, farming can be very expensive. In 2018, late snows meant that by the time the seedlings were moved outside, the available growing season was curtailed. Exacerbated by a dispute with our farm manager and farmers, we ultimately had a net zero crop yield as the farmer retained the crop after the Company was unable to reach an agreement as to compensation for the crop yield. We cannot guarantee future results on our farm, which can be subject to theft, labor disputes and other unanticipated costs, including plant disease. We learned that the soil on our farm has the Tobacco-Mosaic Virus, which may negatively impact the value of the land and any future crops. In addition, farming is subject to weather and environmental factors, which could negatively impact our results of operations in the future.

Our Goal is to Obtain all Necessary Permits to Conduct our Business, however, we Cannot Guarantee we will be Successful in Procuring all Necessary Permits and Adhering to all Regulations.

The 2014 Farm Bill created a patchwork of state permitting regimes. These regimes have yet to be fully updated after the 2018 Farm Bill. We will seek permits to grow and process hemp in various strategic locales, however, we cannot guarantee that we will be successful in obtaining all necessary permits to conduct our operations.

Our Equipment is Still New, our Operations are still being Refined, and our Staff is still Learning Essential Machine Mechanics with Trained Professionals.

As CBD production is a new industry, our management has researched production mechanisms involving various machinery for extraction, winterization, solvent extraction and distillation. Each of our machines is highly technical and their operators require specific training in their use. We have yet to perfect our production processes and are still tinkering with the machines to optimize results. In addition, machines need to be staffed and we cannot guarantee that we will be able to secure the necessary highly-trained personnel to operate the machines. As with any machinery, our machines need to be maintained, and even with appropriate maintenance risk malfunction. We cannot be certain that we will be able to attract and retain staff with appropriate machinery maintenance skills, and if and when any machine malfunctions, we could lose the batch then being processed and suffer down-time until the malfunction could be identified and rectified, by repair or replacement. In addition, as machinery becomes obsolete or unfit for purpose, it will have to be replaced, requiring, purchase, installation, operator training and the related down-time. For example, we already have machines that, while not obsolete, are too small for the industrial scale at which we strive to produce. We currently also have machines in inventory that are not being used at present, but that may be used at a later date. Furthermore, it is possible that our machines will not fit our commercial purposes, such as machines that do not work as advertised and where we have asked that the manufacturer to accept a refund. We cannot guarantee we will be successful in negotiating with machine manufacturers or sellers for issuing the Company a refund for any non-performing machine. We cannot guarantee that we will be successful in selling second machines that have become obsolete to our productions plans to meet market demands.

Sourcing Raw Hemp Material at Competitive Prices is Essential to our Business Model.

Manufacturing high-quality CBD oil based on CO2 extraction requires that we purchase large quantities of hemp. While bulk pricing tends to give favorable pricing, the emerging hemp market is making pricing raw material unpredictable in the near future. If we are unable to source our raw material at favorable prices, our business will be negatively affected. While the passage of the 2018 Farm Bill now allows for the transport of hemp across state lines, there is no guarantee that we will be able to secure favorable pricing or be able to produce our own hemp at commercially viable cost.

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Our Success Will be Dependent on our Ability to Sell High Quality CBD oil and we are still Developing our Manufacturing Process and Sales Channels

We are currently developing our operations in our Augusta, Maine plant. We use various highly-technical machines that are subject to human error and possible mechanical failure. Once we have perfected our manufacturing process, we will still need to sell our products into competitive markets. There is no guarantee that we will be able to produce a high-quality CBD oil as planned and develop significant sales. We have yet to make a sale of our CBD oil produced in Maine and cannot guarantee we will be able to do so successfully.

It is likely that the Food and Drug Administration (FDA) could Increase our Cost of Business by Regulating Food Producers

Our business model currently depends on the future sale of CBD at wholesale, but we may wish to manufacture direct-to-consumer products. In addition, our wholesale customers who intend to add CBD to food or cosmetic products will be regulated by the FDA. We have not sought FDA approval and therefore may be unable to sell into such markets or limited as to potential purchasers. We have not sought FDA approval for our products, potentially subjecting us to enforcement proceedings. In New York City, for example, the Department of Health recently banned the addition of CBD to food and drink, and other jurisdictions could do the same. We do not think this ban will hold up to court challenges, but it could negatively impact the price we are able to obtain for the sale of our products. If we determine to seek FDA or other approval of our products, we will spend time and expense in doing so, and could obtain an adverse determination. Alternatively, even if we were to prevail in an enforcement proceeding, the defense thereof could be extremely time-consuming and expensive.

Any future litigation could have a material adverse impact on our results of operations, financial condition and liquidity, particularly since we do not currently have director and officer (“D&O”) insurance. This lack of insurance could also hinder our ability to retain and attract qualified directors and officers. Even though we intend to procure D&O insurance, we cannot ensure that we will be successful.

Litigation in the ordinary course of business may divert our financial and management resources. Any adverse litigation or publicity may negatively impact our financial condition and results of operations.

Claims of injury relating to product quality are often typical in the consumer products industry. While we believe our processes and high standards of quality control will minimize these instances, there is still a risk of occurrence, in which case our profits could be impaired if the cost of litigation is high.

We may become subject to potential stockholder derivative actions. Risks associated with lawsuits are difficult to assess and quantify, and their existence and magnitude often are unknown. To date we have no directors’ and officers’ liability ("D&O") insurance to cover such risk exposure for our directors and officers. Such insurance generally pays the expenses (including amounts paid to plaintiffs, fines, and expenses including attorneys' fees) of officers and directors who are the subject of a lawsuit as a result of their service to the Company. While we intend to attempt to obtain such insurance, there can be no assurance that we will be able to do so at reasonable rates or at all, or in amounts adequate to cover such expenses should such a lawsuit occur. Without D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to the Company could have a material adverse effect on our financial condition, results of operations and liquidity. Further, our lack of D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers, which could adversely affect our business.

We currently have a dispute with a minority shareholder of our Maine operating-management company, HempWerk, Inc. This shareholder was to continue as President of the operation but resigned late 2018. We have since replaced management of our Maine facility so that it can continue to operate and believe that any potential claims that could be made by this minority shareholder would be offset by counterclaims, however, we cannot predict the outcome of this dispute as it is ongoing. If we are unable to settle this dispute favorably, it could negatively impact the results of our operations.

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Our Company only has one member of the Board of Directors which could create a conflict of interests and pose risks from a corporate governance perspective.

Our Board of Directors consists of only one director, which means that we do not have outside or independent directors. This lack of independent directors may prevent the Board from being independent from management in its judgments and decisions and its ability to pursue the Board responsibilities without undue influence. For example, an independent Board can serve as a check on management, which can limit management taking unnecessary risks. Furthermore, the lack of independent directors creates the potential for conflicts between management and the diligent independent decision-making process of the Board. Furthermore, our lack of outside directors deprives our Company of the benefits of various viewpoints and experience when confronting the challenges we face. With no independent director sitting on the Board of Directors, it will be difficult for the Board to fulfill its traditional role as overseeing management. In the event that something happens to our sole director, our Company may be paralyzed until shareholders convene to elect a new director or directors.

Our future success is dependent, in part, on the performance and continued service of Salvador Rosillo, our President and CEO. Without his continued service, we may be forced to interrupt or eventually cease our operations.

We are currently dependent to a great extent upon the experience, abilities and continued services of Salvador Rosillo, our President and CEO. Our employment agreement with Mr. Rosillo expired in January 2019. We are negotiating a replacement three-year contract, but due to his age – he is currently 82 – he may not be able to fulfil the term of such contract. The loss of his services would delay our business operations substantially.

Our current officers and sole director do not have experience in the trade business.

Although our officers and sole director have extensive business experience, they did not have extensive experience in the hemp-based product business or retail business prior to 2014. Therefore, without prior industry-specific experience, their business experience may not be enough to effectively maintain a hemp-based product company. As a result, the implementation of our business plan may be delayed, or eventually, unsuccessful.

Because our President has other business interests, he may not be able or willing to devote a sufficient amount of time to our business operations, causing our business to fail.

Salvador Rosillo, our president and director, currently devotes approximately forty hours per week providing management services to us. While he currently possesses adequate time to attend to our interests, it is possible that the demands on him from other obligations could increase, with the result that he would no longer be able to devote sufficient time to the management of our business. The loss of Salvador Rosillo to our Company could negatively impact our business development.

If Salvador Rosillo, our President and Director, should resign or die, we will not have a Chief Executive Officer that could result in our operations being suspended. If that should occur, you could lose your investment.

We are extremely dependent on the services of our president and director, Salvador Rosillo, for the future success of our business. The loss of the services of Salvador Rosillo could have an adverse effect on our business, financial condition and results of operations. If he should resign, be incapacitated, or die, we will not have a chief executive officer. If that should occur, until we find another person to act as our chief executive officer, our operations could be suspended. In that event, it is possible you could lose most if not your entire investment.

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If we cannot effectively increase and enhance our sales and marketing capabilities, we may not be able to increase our revenues.

We need to further develop our, production, extraction and sales and marketing capabilities to support our commercialization efforts. If we fail to increase and enhance any of our production, extraction or marketing and sales force, we may not be able to enter new or existing markets. Failure to recruit, train and retain new personnel, or the inability of our new personnel to effectively produce and market and sell our products, could impair our ability to gain market acceptance of our products.

Our current Chief Executive Officer and President, Salvador Rosillo, beneficially owns or has the right to vote 100% of our outstanding Class B common stock, which has 108 votes per share compared to 1 vote per share of our Class A common shares. As a result, he has voting power in all matters submitted to our stockholders for approval including:

•	Election of our board of directors;
•	Removal of any of our directors;
•	Amendment of our Certificate of Incorporation or bylaws;
•	Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of his ownership and position, he is able to direct all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, the future prospect of sales of significant amounts of Class A shares held by him could affect the market price of our common stock if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in our Company may decrease. Mr. Rosillo's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Our growth will place significant strains on our resources.

The Company is currently in the development stage, with only limited operations, and has not generated net revenue since inception in February 2014. The Company's growth, if any, is expected to place a significant strain on the Company's managerial, operational and financial resources. Moving forward, the Company's systems, procedures or controls may not be adequate to support the Company's operations and/or the Company may be unable to achieve the rapid execution necessary to successfully implement its business plan. The Company's future operating results, if any, will also depend on its ability to add additional personnel commensurate with the growth of its operations, if any. If the Company is unable to manage growth effectively, the Company's business, results of operations and financial condition will be adversely affected.

The Company is not required to file annual or periodic reports with the Commission. Consequently, you may not receive information about the Company in the form, or with the frequency generally applicable to public reporting companies, if at all. The lack any required periodic reporting may adversely affect the market value of the common stock and may result in your not having timely information about events which could adversely affect such value, including, without limitation, the loss of entire value of the common stock.

Effective June 12, 2015, the Company, pursuant to Rule 12b-4(a)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), ceased registration under Section 12(g) thereof, and thereby ceased being required to make annual and periodic reports pursuant Sections 13 or 15(d) thereof. Since such date, the Company has not made periodic reports with the SEC. The Company may elect not to provide certain information, including certain financial information and certain information regarding compensation of executive officers, which would otherwise have been required to provide in filings with the SEC, which may make it more difficult for investors and securities analysts to evaluate the Company. As a result, investor confidence in the Company and the market price of its common stock may be adversely affected.

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Even if the Company were to resume being a “reporting company” pursuant to the Exchange Act, the JOBS Act would allow the Company to postpone the date by which it would have to comply with certain laws and regulations intended to protect investors and to reduce the amount of information provided in reports filed with the SEC.

The JOBS Act is intended to reduce the regulatory burden on “emerging growth companies”. The Company meets the definition of an “emerging growth company” and so long as it qualifies as an “emerging growth company,” it will, among other things:

•	be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that an independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

•	be exempt from the "say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the "say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and certain disclosure requirements of the Dodd-Frank Act relating to compensation of Chief Executive Officers;

•	be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act and instead provide a reduced level of disclosure concerning executive compensation; and

•	be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

If we become ineligible under Section 15(g) of the Exchange Act (due to the number of shareholders of our common stock, or a combination of our shareholders and assets), we would be required to resume filing periodic reports with the Commission, increasing expenses in connection therewith. In such event, we anticipate that we would be an “emerging growth company”. If we became a “smaller reporting company”, the disclosure we would be required to provide in our SEC filings would increase but would still be less than it would be if we were not considered either an “emerging growth company” or a “smaller reporting company”. Specifically, similar to “emerging growth companies”, “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, being required to provide only two years of audited financial statements in annual reports. Disclosures in any such SEC filings due to our status as an “emerging growth company” or “smaller reporting company” may make it harder for investors to analyze the Company’s results of operations and financial prospects.

Even though we are not a public reporting company, we will continue to incur significant costs in staying current with OTCMarkets’ reporting requirements. Salvador Rosillo will be required to devote substantial time to compliance initiatives. Additionally, the lack of an internal audit group may result in material misstatements to our financial statements and ability to provide accurate financial information to our shareholders.

The rules and regulations, which are necessary to remain an OTCMarkets alternative reporting company, will be costly as external third-party consultant(s), attorney, or firm, may have to assist in some regard to following the applicable rules and regulations for each filing on behalf of the Company.

We currently do not have an internal audit group, and we will eventually need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to have effective internal controls for financial reporting. Additionally, due to the fact that we only have two officers and one Director, who have minimal experience, such lack of experience may impair our ability to maintain effective internal controls over financial reporting and disclosure controls and procedures, which may result in material misstatements to our financial statements and an inability to provide accurate financial information to our stockholders.

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If we are not able to comply with the requirements or regulations as a reporting company, once required by the number of shareholders or a combination of assets and shareholders, we could be subject to sanctions or investigations by the Commission or other regulatory authorities, which would require additional financial and management resources.

Our two officers and sole director lack experience in and with the reporting and disclosure obligations of publicly-quoted companies.

While we rely heavily on Salvador Rosillo, he lacks experience in and with the reporting and disclosure obligations of publicly-quoted companies and with serving as an officer or Director of a publicly-quoted company. Such lack of experience may impair our ability to maintain effective internal controls over financial reporting and disclosure controls and procedures, which may result in material misstatements to our financial statements and an inability to provide accurate financial information to our stockholders. Consequently, our operations, future earnings and ultimate financial success could suffer irreparable harm due to our officer and director’s ultimate lack of experience in our industry and with publicly-quoted companies and their reporting requirements in general. Additionally, due to the fact that our sole officer and director is lacking experience with companies in our industry, we may be unable to successfully implement our business plan, and/or manage our future growth if any. Our two officers and one director do not currently believe that his outside employment affects the day to day operations of the Company. While the Company believes that the time and resources that our sole officer and director is able to provide to the Company, and/or which they may be willing to provide to us in the future is sufficient, our operations and growth (if any) may be adversely affected by the fact that our sole officer and director is only able to provide a limited number of hours of service to the Company per week and/or his outside employment.

Risks Relating to the Company’s Securities

We may in the future issue additional shares of our common stock, which may have a dilutive effect on our stockholders.

Our Certificate of Incorporation authorizes the issuance of 3,750,000,000 shares of Class A common stock, of which 2,600,178,840 shares are issued and outstanding, and 108,000,000 Class B common shares, of which all 108,000,000 shares are issued and outstanding, each as of April 15, 2019. The future issuance of our Class A common stock may result in substantial dilution in the percentage of our common shares held by our then existing stockholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and might have an adverse effect on any trading market for our common stock.

We do not currently intend to pay dividends on our common stock and consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any dividends on our common stock and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

The high cost of corporate legal and other local, state and federal law compliance could materially impair our business, and, despite our best efforts, we cannot guarantee compliance with all laws.

We are organized as Delaware company, headquartered in New York, and have our main production facility in the state of Maine. We plan to hold a shareholder’s meeting in the near future where shareholders can participate electronically. In addition, the Company is not currently in compliance with state and federal tax law filing obligations. As the Company has not had meaningful revenue, the Company has yet to file a tax return although is currently working to do so and expects to be in compliance soon. Failure to file tax returns could expose the Company to potential fines, fee and other penalties, which could impact the performance of our Company and impede our ability to do business.

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State Securities Laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell shares of common stock.

Secondary trading in our common stock may not be possible in any state until the common stock is qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities markets, is available for secondary trading in the state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the common stock in any particular state, the common stock cannot be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our common stock, the liquidity for the common stock could be significantly impacted.

Investors cannot withdraw funds once invested and will not receive a refund.

Investors do not have the right to withdraw invested funds. Subscription payments will be paid to HempAmericana, Inc. and held in our corporate bank account if the Subscription Agreements are in good order and the Company accepts the investor’s investment. Therefore, once an investment is made, investors will not have the use or right to return of such funds.

Our President, Salvador Rosillo does not have substantial prior experience conducting a best effort offering, and our best effort offering does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to sustain our business and our investors may lose their entire investment.

Salvador Rosillo does not have significant experience conducting a best-efforts offering. Consequently, we may not be able to raise the funds needed to continue business operations. Also, the best-efforts offering does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our business will suffer, and your investment may be materially adversely affected. Our inability to successfully conduct a best-efforts offering could be the basis of your losing your entire investment in us.

The trading in our shares will be regulated by the Commission Rule 15G-9 which established the definition of a “Penny Stock.”

Based on the expected offering price, the shares being offered are defined as a penny stock under the Exchange Act, and rules of the Commission. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 (excluding the primary residence) or annual income exceeding $200,000 ($300,000 jointly with spouse), or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and must deliver certain disclosures required by the Commission. Consequently, the penny stock rules may make it difficult for you to resell any shares you may purchase.

We are selling the shares of this Offering without an underwriter and may be unable to sell any shares.

This Offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell our shares through our President, who will receive no commissions. There is no guarantee that he will be able to sell any of the shares. Even if he is successful in selling all of the shares of our Company’s Offering, we may have to seek alternative financing to implement our business plan.

Our two officers and one director have minimal experience managing a public company.

Salvador Rosillo, our chief executive officer and sole director, has minimal experience managing a public company. The same is true for Nieves Rosillo, our secretary. As a result, we may not be able to operate successfully as a public company, even if our operations are successful. We plan to comply with all of the various rules and regulations, which are required of a public (but non-reporting) company. However, if we cannot operate successfully as a public company, your investment may be materially adversely affected. Our inability to operate as a public company could be the basis of your losing your entire investment in us.

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Our management has a limited experience operating a public company and is subject to the risks commonly encountered by early-stage companies.

Although Salvador Rosillo has some experience in operating small companies, current management has not had to manage expansion while being a public company. Many investors may treat us as an early-stage company. In addition, management has not overseen a company with large growth. Because we have a limited operating history, our operating prospects should be considered in light of the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. These risks include:

•	risks that we may not have sufficient capital to achieve our growth strategy;

•	risks that we may not develop our product and service offerings in a manner that enables us to be profitable and meet our customers’ requirements;

•	risks that our growth strategy may not be successful; and

•	risks that fluctuations in our operating results will be significant relative to our revenues.

These risks are described in more detail below. Our future growth will depend substantially on our ability to address these and the other risks described in this section. If we do not successfully address these risks, our business would be significantly harmed.

We have a history of operating losses and we may need additional financing to meet our future long-term capital requirements.

We have a history of losses and may continue to incur operating and net losses for the foreseeable future. As of February 28, 2018, we had a net loss of $2,062,001, and for the year ended February 28, 2017 we had a net loss of $440,330. We have not achieved profitability on an annual basis. We may not be able to reach a level of revenue to achieve profitability. If our revenues grow slower than anticipated, or if operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress our stock price.

We may need significant additional capital, which we may be unable to obtain.

We may need to obtain additional financing over time to fund operations. Our management cannot predict the extent to which we will require additional financing and can provide no assurance that additional financing will be available on favorable terms or at all. The rights of the holders of any debt or equity that may be issued in the future could be senior to the rights of common shareholders, and any future issuance of equity could result in the dilution of our common shareholders’ proportionate equity interests in our company. Failure to obtain financing or an inability to obtain financing on unattractive terms could have a material adverse effect on our business, prospects, results of operation and financial condition.

Our resources may not be sufficient to manage our potential growth, and failure to properly manage our potential growth would be detrimental to our business.

We may fail to adequately manage our potential future growth. Any growth in our operations will place a significant strain on our administrative, financial and operational resources, and increase demands on our management and on our operational and administrative systems, controls and other resources. We cannot assure you that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of this growth, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base, and maintain close coordination among our technical, accounting, finance, marketing and sales staff. We cannot guarantee that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing staff and systems. To the extent we acquire businesses, we will also need to integrate and assimilate new operations, technologies and personnel. If we are unable to manage growth effectively, such as if our sales and marketing efforts exceed our capacity to install, maintain and service our products or if new employees are unable to achieve performance levels, our business, operating results and financial condition could be materially and adversely affected.

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We will need to increase the size of our organization, and we may be unable to manage rapid growth effectively.

Our failure to manage growth effectively could have a material and adverse effect on our business, results of operations and financial condition. We anticipate that a period of significant expansion will be required to address possible acquisitions of business, products, or rights, and potential internal growth to handle licensing and research activities. This expansion will place a significant strain on management, operational and financial resources. To manage the expected growth of our operations and personnel, we must both improve our existing operational and financial systems, procedures and controls and implement new systems, procedures and controls. We must also expand our finance, administrative, and operations staff. Our current personnel, systems, procedures and controls may not adequately support future operations. Management may be unable to hire, train, retain, motivate and manage necessary personnel or to identify, manage and exploit existing and potential strategic relationships and market opportunities.

Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain and may be inadequate, which would have a material and adverse effect on us.

Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We currently do not have any patents pending thus we cannot assure you that we will be able to control all of the rights for all of our intellectual property. If we rely on patent protection, as well as a combination of copyright, trade secret and trademark laws and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology, including our licensed technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Both the patent application process and the process of managing patent disputes can be time-consuming and expensive. Competitors may be able to design around our patents or develop products which provide outcomes which are comparable or even superior to ours. Steps that we have taken to protect our intellectual property and proprietary technology, including entering into confidentiality agreements and intellectual property assignment agreements with some of our officers, employees, consultants and advisors, may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

In the event a competitor infringes upon our licensed or pending patent or other intellectual property rights, enforcing those rights may be costly, uncertain, difficult and time consuming. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be expensive and time consuming and could divert our management’s attention. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents rights against a challenge. The failure to obtain patents and/or protect our intellectual property rights could have a material and adverse effect on our business, results of operations and financial condition.

We may become subject to claims of infringement or misappropriation of the intellectual property rights of others, which could prohibit us from developing our products, require us to obtain licenses from third parties or to develop non-infringing alternatives and subject us to substantial monetary damages.

Third parties could, in the future, assert infringement or misappropriation claims against us with respect to products we develop. Whether a product infringes a patent or misappropriates other intellectual property involves complex legal and factual issues, the determination of which is often uncertain. Therefore, we cannot be certain that we have not infringed the intellectual property rights of others. Our potential competitors may assert that some aspect of our product infringes their patents. Because patent applications may take years to issue, there also may be applications now pending of which we are unaware that may later result in issued patents upon which our products could infringe. There also may be existing patents or pending patent applications of which we are unaware upon which our products may inadvertently infringe.

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Any infringement or misappropriation claim could cause us to incur significant costs, place significant strain on our financial resources, divert management’s attention from our business and harm our reputation. If the relevant patents in such claim were upheld as valid and enforceable and we were found to infringe them, we could be prohibited from selling any product that is found to infringe unless we could obtain licenses to use the technology covered by the patent or are able to design around the patent. We may be unable to obtain such a license on terms acceptable to us, if at all, and we may not be able to redesign our products to avoid infringement. A court could also order us to pay compensatory damages for such infringement, plus prejudgment interest and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently enjoin us and our customers from making, using, or selling products, and could enter an order mandating that we undertake certain remedial activities. Depending on the nature of the relief ordered by the court, we could become liable for additional damages to third parties

We may not be successful in the implementation of our business strategy or our business strategy may not be successful, either of which will impede our development and growth.

Our business strategy involves the growth or procurement of raw hemp and the sale of hemp-based products, which are heavily legally regulated. Our ability to implement this business strategy is dependent on our ability to:

•	predict future laws and regulations regarding the growth, sale and production of hemp and hemp-based products;

•	establish brand recognition and customer loyalty; and

•	manage growth in administrative overhead costs during the initiation of our business efforts.

We do not know whether we will be able to continue successfully implementing our business strategy or whether our business strategy will ultimately be successful. In assessing our ability to meet these challenges, a potential investor should take into account our limited operating history and brand recognition, our management’s relative inexperience, the competitive conditions existing in our industry and general economic conditions. Our growth is largely dependent on our ability to successfully implement our business strategy. Our revenues may be adversely affected if we fail to implement our business strategy or if we divert resources to a business that ultimately proves unsuccessful.

Our exposure to outside influences beyond our control, including new legislation or court rulings could adversely affect our enforcement activities and results of operations.

Enforcement activities are subject to numerous risks from outside influences, including the following:

•	Legal precedents could change which could make production of our products more difficult.

•	New legislation, regulations or rules related to hemp production and sales in the United States or abroad could significantly increase our operating costs or decrease our ability to effectively produce and/or sell hemp or hemp-based products.

The occurrence of any one of the foregoing could significantly damage our business and results of operations.

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Product defects or quality issues in our products could harm our reputation, result in significant costs to us and impair our ability to sell our products, which would harm our operating results.

Our products may contain undetected defects or problems when first introduced or as new products are released, which could materially and adversely affect our reputation, result in significant costs to us and impair our ability to sell our products in the future. The costs incurred in correcting any defects or quality issues may be substantial and could adversely affect our operating results.

Litigation may harm our business.

Substantial, complex or extended litigation could cause us to incur significant costs and distract our management. For example, lawsuits by regulators, taxing authorities, employees, stockholders, collaborators, distributors, customers, competitors or others could be very costly and substantially disrupt our business. Disputes from time to time with such companies, organizations or individuals are not uncommon, and we cannot assure you that we will always be able to resolve such disputes or on terms favorable to us. Unexpected results could cause us to have financial exposure in these matters. We currently do not have any financial reserves or insurance coverage. Any litigation could require us to provide additional reserves to address these liabilities, therefore impacting results.

If we fail to develop new products successfully, our business could be adversely affected.

We depend on our founder to develop new products, control our manufacturing processes, process orders, manage inventory, process and bill shipments and collect cash from our customers, respond to customer inquiries, contribute to our overall internal control processes, maintain records of our property, plant and equipment, and record and pay amounts due vendors and other creditors. If we were to experience a prolonged disruption in our information systems that involve interactions with customers and suppliers, it could result in the loss of sales and customers and/or increased costs, which could adversely affect our overall business operation.

We may be subject to laws and regulations particular to our operations with which we may be unable to comply.

We may not be able to comply with all current and future laws or governmental regulations which are applicable to our business. Our business operations are subject to all governmental regulations normally incident to conducting business (e.g., occupational safety and health acts, workmen's compensation statutes, unemployment insurance legislation, income tax, and social security laws and regulations, environmental laws and regulations, consumer safety laws and regulations, etc.) as well as to governmental laws and regulations applicable to small public companies and their capital formation efforts and further restrictions imposed upon industrial hemp within the United States. Although we will make every effort to comply with applicable laws and regulations, we can provide no assurance of our ability to do so, nor can we predict the effect of those regulations on our proposed business activities. Our failure to comply with material regulatory requirements would likely have an adverse effect on our ability to conduct our business and could result in our cessation of active business operations.

Any failure to maintain adequate general liability, commercial and service liability insurance could subject us to significant losses of income.

Except for our Augusta, Maine facility, we do not currently carry general liability, service liability and commercial insurance, and therefore, we have no protection against any general, commercial and/or service liability claims. Any general, commercial and/or service liability claims will have a material adverse effect on our financial condition. There can be no assurance that we will be able to obtain insurance on reasonable terms when we are able to afford it.

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Our revenue growth rate depends primarily on our ability to execute our business plan.

We may not be able to identify and maintain the necessary relationships within our industry.  Our ability to execute our business plan also depends on other factors, including the ability to:

1.	Negotiate and maintain contracts and agreements on acceptable terms;
2.	Hire and train qualified personnel;
3.	Maintain marketing and development costs at affordable rates; and,
4.	Maintain an affordable labor force.

A decline in general economic condition could lead to reduced consumer traffic and could negatively impact our business operation and financial condition, which could have a material adverse effect on our business, financial condition and results of operations.

Our operating and financial performance may be adversely affected by a variety of factors that influence the general economy. Consumer spending habits, including chiefly the demand for industrial hemp products, are affected by, among other things, prevailing economic conditions, levels of unemployment, salaries and wage rates, prevailing interest rates, income tax rates and policies, consumer confidence and consumer perception of economic conditions. In addition, consumer purchasing patterns may be influenced by consumers’ disposable income. In the event of an economic slowdown, consumer spending habits could be adversely affected, and we could experience lower net sales than expected on a quarterly or annual basis which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain the value of our brand, our sales are likely to decline.

Our success depends on the value created by the name “HempAmericana”. Maintaining, promoting and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high quality customer experience. Our brand could be adversely affected if we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity. Any of these events could result in a decrease in sales and market share.

Any acquisitions that we make could disrupt our business and harm our financial condition.

We expect to evaluate potential strategic acquisitions of complementary businesses, products or technologies from time to time. We may also consider joint ventures and other collaborative projects. We may not be able to identify appropriate acquisition candidates or strategic partners of any businesses, products or technologies. Furthermore, the integration of any acquisition and management of any collaborative project may divert management’s time and resources from our core business and disrupt our operations. If we decide to expand our product offerings beyond our current products, we may spend time and money on projects that do not increase our sales. Any cash acquisition we pursue would diminish the cash available to us for other uses, and any stock acquisition would dilute our stockholders’ ownership. While we, from time to time, evaluate potential collaborative projects and acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any future acquisitions or collaborative projects.

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Strong competition in the hemp industry could decrease our market share.

The hemp industry is highly competitive, made more so by recent federal legalization in the 2018 Farm Bill, and state and international legalization developments. We compete with various corporations and business entities with business plans comparable to our own. In addition, some of our competitors may have substantially greater name recognition and financial and other resources than we have, which may enable them to compete more effectively for the available market share, including certain recently publicized significant private equity capital deployment. We also expect to face increased competition as a result of new entrants to the hemp industry, we may not be able to compete successfully against current or future competitors and may face competitive pressures that could adversely affect our business or results of operations.

Risks Related to the Securities Markets and Ownership of our Equity Securities

The Common Stock is thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

The common stock has historically been sporadically traded on the OTC PinkSheets, meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.

The market price for the common stock is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of revenue, which could lead to wide fluctuations in our share price. The price at which you purchase our shares of common stock may not be indicative of the price that will prevail in the trading market. You may be unable to sell your shares of common stock at or above your purchase price, which may result in substantial losses to you.

The market for our shares of common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, the common stock offered pursuant to this Offering Circular are approved for sale only to NY purchasers. Second, our shares are sporadically traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our shares is sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Third, we are a speculative investment due to, among other matters, our limited operating history and lack of revenue or profit to date, and the uncertainty of future market acceptance for our potential products. As a consequence of this enhanced risk, more risk-averse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the securities of a seasoned issuer. The following factors may add to the volatility in the price of our shares: actual or anticipated variations in our quarterly or annual operating results; acceptance of our inventory of games; government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures; our capital commitments and additions or departures of our key personnel. Many of these factors are beyond our control and may decrease the market price of our shares regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our shares will be at any time, including as to whether our shares will sustain their current market prices, or as to what effect the sale of shares or the availability of shares for sale at any time will have on the prevailing market price.

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Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

The market price of our common stock may be volatile and adversely affected by several factors.

The market price of our common stock could fluctuate significantly in response to various factors and events, including, but not limited to:

•	our ability to integrate operations, technology, products and services;

•	our ability to execute our business plan;

•	operating results below expectations;

•	our issuance of additional securities, including debt or equity or a combination thereof;

•	announcements of technological innovations or new products by us or our competitors;

•	loss of any strategic relationship;

•	industry developments, including, without limitation, changes in laws, policies or practices related to hemp and its production;

•	economic and other external factors;

•	period-to-period fluctuations in our financial results; and

•	whether an active trading market in our common stock develops and is maintained.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock. Issuers using the Alternative Reporting standard for filing financial reports with OTC Markets are often subject to large volatility unrelated to the fundamentals of the Company.

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Our officers and directors beneficially own approximately 38.6% of our outstanding shares of the Class A common stock as of the date of this offering and our founder controls more than a majority of the voting interests in the Company through his direct and indirect holdings of the Class B common shares.

Our officers and directors beneficially own approximately 41.2% of our outstanding shares of Class A and Class B common shares as of the date of this prospectus. Through his ownership of 100% of the Class B shares, our founder has the ability to solely direct all matters submitted to our shareholders for approval and to control our management and affairs, including extraordinary transactions such as mergers and other changes of corporate control, including going private transactions.

Our issuance of additional shares of Common Stock, or options or warrants to purchase those shares, would dilute your proportionate ownership and voting rights.

We are entitled under our articles of incorporation to issue up to 3,750,000,000 shares of Class A common stock. We have issued and outstanding, as of the date of this prospectus, 2,600,178,840 shares of Class A common stock. In addition, we are entitled under our articles of incorporation to issue up to 108,000,000 Class B common shares, the entirety of which is issued and outstanding and being held by our founder through his holding companies. Our board may generally issue shares of common stock, preferred stock or options or warrants to purchase those shares, without further approval by our shareholders based upon such factors as our founder may deem relevant at that time. It is likely that we will be required to issue a large amount of additional securities to raise capital to further our development. It is also likely that we will issue a large amount of additional securities to future additional directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our stock plans. We cannot give you any assurance that we will not issue additional shares of common equity, or options or warrants to purchase those shares, under circumstances we may deem appropriate at the time.

The elimination of monetary liability against our directors, officers and employees under our Articles of Incorporation and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by our Company and may discourage lawsuits against our directors, officers and employees.

Our Articles of Incorporation contains provisions that eliminate the liability of our directors for monetary damages to our Company and shareholders. Our bylaws also require us to indemnify our officers and directors. We may also have contractual indemnification obligations under our agreements with our directors, officers and employees. The foregoing indemnification obligations could result in our Company’s incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees that we may be unable to recoup. These provisions and resultant costs may also discourage our Company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit our Company and shareholders.

Anti-takeover provisions may impede the acquisition of our Company.

Certain provisions of the Delaware Revised Statutes have anti-takeover effects and may inhibit a non-negotiated merger or other business combination. These provisions are intended to encourage any person interested in acquiring us to negotiate with, and to obtain the approval of, our board of directors in connection with such a transaction. However, certain of these provisions may discourage a future acquisition of us, including an acquisition in which the shareholders might otherwise receive a premium for their shares. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so.

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Our financials are not independently audited, which could result in errors and/or omissions in our financial statements if proper standards are not applied.

Although the Company is confident of its accounting firm, we are not required to have our financials audited by a certified PCAOB member. As such, our accountants do not have a third party reviewing their accounting. Our accountants may also not be up to date with all publications and releases put out by the PCAOB regarding accounting standards and treatments. This could mean our financials may not properly reflect up to date standards and treatments resulting misstated financials statements.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The stock market in general, and the shares of early stage companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of the companies involved. If these fluctuations occur in the future, the market price of our shares could fall regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. If the market price or volume of our shares suffers extreme fluctuations, then we may become involved in this type of litigation, which would be expensive and divert management’s attention and resources from managing our business.

We may also from time to time make forward-looking statements about future operating results and provide some financial guidance to the public markets. Our management has limited experience as a management team in a public company and as a result, projections may not be made timely or set at expected performance levels and could materially affect the price of our shares. Any failure to meet published forward-looking statements that adversely affect the stock price could result in losses to investors, stockholder lawsuits or other litigation, sanctions or restrictions issued by the Commission.

Our common stock is currently deemed a “penny stock,” which makes it more difficult for our investors to sell their shares.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination, and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock if and when such shares are eligible for sale and may cause a decline in the market value of its stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

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As an issuer of “penny stock,” the protection provided by the federal securities laws relating to forward-looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

As an issuer not required to make reports to the Commission under Section 13 or 15(d) of the Exchange Act, holders of restricted shares may not be able to sell shares into the open market as Rule 144 exemptions may not apply.

Under Rule 144 of the Securities Act of 1933 holders of restricted shares, may avail themselves of certain exemption from registration is the holder and the issuer meet certain requirements. As a company that is not required to file reports under Section 13 or 15(d) of the Exchange Act, referred to as a non-reporting company, we may not, in the future, meet the requirements for an issuer under Rule 144 that would allow a holder to qualify for Rule 144 exemptions. In such an event, holders of restricted stock would have to utilize another exemption from registration or rely on a registration statement to be filed by the Company registering the restricted stock. Currently, the Company has no plans of filing a registration statement with the Commission.

Securities analysts may elect not to report on our common stock or may issue negative reports that adversely affect the stock price.

At this time, no securities analysts provide research coverage of our common stock, and securities analysts may not elect not to provide such coverage in the future. It may remain difficult for our Company, with its small market capitalization, to attract independent financial analysts that will cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect the stock’s actual and potential market price. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about our business. If one or more analysts elect to cover our Company and then downgrade the stock, the stock price would likely decline rapidly. If one or more of these analysts cease coverage of our Company, we could lose visibility in the market, which, in turn, could cause our stock price to decline. This could have a negative effect on the market price of our common stock.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements under the “Summary,” “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in other sections of this Offering Circular.  In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described under “Risk Factors.”

While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Other sections of this Offering Circular describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this Offering Circular to conform our prior statements to actual results or revised expectations, and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about:

•	our business’ strategies and investment policies;

•	our business’ financing plans and the availability of capital;

•	potential growth opportunities available to our business;

•	the risks associated with potential acquisitions by us;

•	the recruitment and retention of our officers and employees;

•	our expected levels of compensation;

•	the effects of competition on our business; and

•	the impact of future legislation and regulatory changes on our business.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this Offering Circular.

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USE OF PROCEEDS

HempAmericana, Inc. plans to use the proceeds from this offering to grow its business. The Company intends to use the proceeds to acquire licenses domestically and internationally (when and if available) for the growing and processing of hemp and manufacture of CBD, product research and development, the purchase of inventory, primarily raw hemp for CBD processing, equipment, website development, marketing, operating capital, hiring staff and offering expenses. The more we are able to raise, the more we will be able to invest in these opportunities. Since this offering is on a best-efforts basis, the amount of securities we sell is uncertain, therefore our use of proceeds will depend on how much we are able to raise under this Offering. We intend to use the proceeds generally so as to provide the most value to our investors by entering markets we anticipate being able to successfully develop.

Laws with respect to hemp production and sales are changing rapidly, but we are optimistic with the passage of the 2018 Farm Bill. Our plan of operations is such that it impossible to determine at this time whether the best uses of our capital will be geared towards developing vertically integrated products (purchase of land and machinery) or to partner with existing operating companies to develop our hemp-based secondary products. At present time, we believe our best use of capital is to finish and expand our CBD production facility in Augusta, Maine.

The Company owes its corporate attorneys approximately $50,000 for corporate law work and work related to this offering.

We reserve the right to change the use of proceeds based on changes to applicable law, such as current restrictions on the domestic production of hemp. If we are able to secure the necessary permits, land, seeds, seedlings and labor, the Company would prefer to grow or otherwise source hemp domestically and produce hemp-based products domestically.

The table below represents our estimates of how we will allocate the monies raised from this offering, depending on the amount of funds we are able to successfully raise. The amounts below could change based on market conditions or other factors, such as demand for our products.

	20%	50%	100%
Net Proceeds (assumption):	$800,000	$2,000,000	$4,000,000
Planned Uses
Marketing and marketing staff	$80,000	$200,000	$320,000
Sales and sales staff	$80,000	$200,000	$320,000
Inventory	$160,000	$400,000	$1,120,000
Distribution/production warehouse	$120,000	$300,000	$280,000
Factory, Equipment and Machinery	$160,000	$400,000	$1,120,000
Other staff and operating costs	$120,000	$300,000	$360,000
Investments in hemp-related going concerns (including licenses)	$80,000	$200,000	$480,000

Notes:

The foregoing represents our best estimate of the allocation of the proceeds of this Offering based on planned use of funds for our operations and current objectives.

The Company was named as a defendant, together with the Company’s sole director and two officers, in New York Supreme Court, which alleged claims, among other things, of breach of contract and fraud. While the Company disclaims any and all liability, under a confidential settlement agreement, the Company must pay the plaintiffs $100,000 on or before August 31, 2019 and a confession of judgement guarantees such payment. While the Company hopes to be producing revenue sufficient to satisfy this settlement, it is possible that the Company will need to use proceeds from this Offering to honor this obligation.

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Under Net Proceeds, we have based our calculations and division of funds on the current needs of the Company. However, our market place is constantly changing. Management may, depending on circumstances, be required to divert funds from one source to another as the business demands. For example, the removal of the restriction on domestic hemp production, militates towards producing hemp here in the United States. Likewise, if our marketing efforts are less fruitful than anticipated for a particular hemp-based product, we may divert funds to improving alternate products.

Under Net Proceeds, Marketing and Sales will largely be related to the hiring and payment of a human sales team as well as advertising costs associated with online advertising platforms such as Google Adwords and Facebook, as well as paying directly to websites per their ad and affiliate programs.

Increases with the success of our offering, will increase the Company’s activities, which will result in a greater number of expenses.

Inventory refers to our existing biomass, as well as CBD oil products and other hemp-related products we believe we will be able to market successfully and achieve solid sales results.

Factory, Equipment and Machinery refers to our desire to manufacture our own hemp-based products. As a business strategy, however, we will only do this if we raise the necessary capital, but also only in the event that we deem it in the best interest of the Company (i.e., we will continue to invest in sales and marketing of our existing products if we believe that this will yield our investors a higher yield on their capital). Our Augusta, Maine factory, if we are able to raise enough capital, may be expanded to at least double production of raw hemp flour and turn it into CBD, or other consumer-oriented products, such as food or clothing products. In addition to additional CBD production machinery, machinery we would like to procure include decortication machines and other machines necessary for the manufacturing of hemp-based products.

DIVIDEND POLICY

We have not declared or paid any dividends on our common stock. We intend to retain earnings for use in our operations and to finance our business. Any change in our dividend policy is within the discretion of our board of directors and will depend, among other things, on our earnings, debt service and capital requirements, restrictions in financing agreements, if any, business conditions, legal restrictions and other factors that our board of directors deems relevant.

DILUTION

Purchasers of our common stock in this Offering will experience an immediate dilution of net tangible book value per share from the public offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of common stock and the net tangible book value per share immediately after this Offering. It is not possible to calculate the net dilution because we cannot determine the exact size of the Offering, however, below we have provided an estimate based on an offering price of $0.004 per share as of February 28, 2019.

	25%	50.0%	75%	100%
Net Value	$3,730,829.00	$4,730,829.00	$5,730,829.00	$6,730,829.00
# Total Shares	2,709,138,840	2,959,138,840	3,209,138,840	3,459,138,840
Net Book Value Per Share	$0.0014	$0.0016	$0.0018	$0.0019
Increase in NBV/Share	$0.0003	$0.0005	$0.0007	$0.0008
Dilution to new shareholders	$0.0026	$0.00	$0.00	$0.00
Percentage Dilution to New	65.57%	60.03%	55.36%	51.35%

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes thereto of the Company, included in this Offering Circular. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” above.

Overview

HempAmericana, Inc. was incorporated on February 10, 2014 and commenced operations immediately thereafter. We are still in the research development stage of our business, aiming to develop and sell hemp-related products. We currently only have two products, “Rolling Thunder” hemp-based rolling papers and “Weed Got Oil” CBD oil, each of which have not made any material sales. Our main focus now is on the production of premium CBD offered to the market on a wholesale basis.

Recent Developments

On January 4, 2017, we amended our certificate of incorporation to increase the number of authorized shares of Class A common stock to 6,000,000,000 to accommodate a previous offering, however, we subsequently reduced the amount of authorized Class A shares to 3,750,000,000.

Prior to 2018, our founder, Salvador Rosillo, worked without cash compensation, except for his initial and subsequent allotment of shares, since the Company’s inception. He was granted or beneficially acquired 45,215,533 shares of common equity for during his first year of service to the Company through February 10, 2015. On January 27, 2016, he entered into an employment agreement with the Company pursuant to which, for the period of February 11, 2015 to January 27, 2016, the Company paid 45,000,000 shares of common equity (5,000,000 shares to him and 40,000,000 shares to Africement, Inc., a Delaware corporation wholly-owned by Salvador Rosillo, as his designee), which gave him effective control of the Company. This employment agreement was amended as of February 9, 2016 (after the amendment of our certificate of incorporation) so that compensation could be granted to Salvador Rosillo for the following three years. It was determined to be in the best interests of shareholders to have a strategic investor hold the Class B shares, and therefore the total of authorized Class B shares (108,000,000) were issued to 864, Inc., as part of Mr. Rosillo’s total compensation. In 2018, Mr. Rosillo was paid $315,319 as part of his salary.

Additionally, on February 9, 2016 for her past services to the Company as secretary, and in respect of the following three years of service, the Company entered into an employment agreement with Nieves Rosillo, which granted her 10,000,000 shares of our Class A common stock. Nieves Rosillo is a New York, New York resident and the sister of our founder and CEO, Salvador Rosillo. As part of her compensation, she also received 108,000 shares on October 17, 2014 and Class A shares 19,778,000 on August 25, 2017.

On January 24, 2017, the Company entered into a settlement agreement with Rockwell Capital Partners, Inc. settling outstanding debts owed as accounts payable that were purchased by Rockwell Capital Partners, Inc. Per the terms of the settlement, Rockwell Capital Partners, Inc. accepted payment of the settlement amount in the form of shares of Class A common stock. Payments are limited to no more than 9.99% of the issued and outstanding at the time of the payment calculated at a 45% discount to the average of the two lowest market prices for the previous 15 trading days. As of the date of this filing, Rockwell converted exactly $265,055.50 into 45,760,000 shares of common stock. There are no additional shares to be issued under the settlement agreement.

The Company is currently negotiating new employment agreements with Salvador Rosillo and Nieves Rosillo.

Our production facility in Augusta, Maine was to be managed by our 51% owned subsidiary Hempwerk, Inc., however, we are currently in a dispute with the 49% owner and it is anticipated that the Company will directly manage the facility going forward. This dispute, relates to, inter alia, the management of the facility, its equipment and the Company’s approximate 10-acre farm in Union, Maine.

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Revenue

We did not generate any net revenues during the years ended February 28, 2019, or February 28, 2018.

Cost of Revenue

Direct cost of revenues during the year ended February 28, 2019 amounted to $1,810,816 compared to $2,062,001 for the year ended February 28, 2018. Our costs were generally associated with general and administrative expenses.

Net loss

As a result of the foregoing, during the year ended February 28, 2019, we recorded a net loss of $1,810,816 compared to $2,062,001 for the year ended February 28, 2018.

Liquidity and Capital Resources

As of February 28, 2019, the Company had cash on hand of $80,164 compared to $201,603 at the as of February 28, 2018. We will be required to raise additional funds, having been unable to date to generate positive cash flow as a result of operations. We estimate that based on current plans and assumptions, that our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations, the Company will need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through debt and the sale of common stock. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Operating Activities

During the year ended February 28, 2019, we used $1,801,904 in operating activities. During the year ended February 28, 2018, we used $1,092,468 of cash in operating activities.

Financing Activities

During the year ended February 28, 2019, financing activities provided $2,759,183 through the sale of our common stock compared to $291,830 for the year ended February 28, 2018 also through the sale of our common stock.

Critical Accounting Policies and Estimates

Use of estimates

The preparation of the unaudited financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

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BUSINESS

INDUSTRY OVERVIEW

This Offering Circular includes market and industry data that we have developed from publicly available information; various industry publications and other published industry sources and our internal data and estimates. Although we believe the publications and reports are reliable, we have not independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from trade and business organizations and other contacts in the market in which we operate and our management’s understanding of industry conditions.

As of the date of the preparation of this Offering Circular, these and other independent government and trade publications cited herein are publicly available on the Internet without charge. Upon request, the Company will also provide copies of such sources cited herein.

Hemp Industry

Hemp is one of the earliest domesticated plants on the planet. Its use can be dated back to the fifth century B.C. The United States has the largest amount of hemp imported, but it is one of the few countries that prior to the passage of the 2018 Farm Bill, did not allow it to be grown under the Controlled Substance Act. Prior to the passage of such Act, the federal government did not distinguish between the various strains of cannabis such as those that are grown exclusively for the durability of hemp material. It should be noted that recently a number of states have enacted state laws that allow for the growth of hemp. This hemp material goes into food, health products, rope, fabric, textiles and even concrete.

Despite the historically negative stigma associated with hemp, it is a highly environmentally friendly crop, requiring few, if any, pesticides and is also biodegradable. Most of the negative stigma associated with cannabis is due to the fact that it can bud Δ9-tetrahydrocannabinol (THC).

Industrial hemp material generally contains less than 0.3% THC, while cannabis grown for marijuana use sometimes contains upwards of 20%. Ingestion or use of industrial hemp-based products does not have psychoactive effects due to the very low quantity of THC, if any. This makes industrial hemp legal for sale within the United States, so long as it complies with certain regulations and laws.

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According to the Congressional Research Service, there are over 25,000 products on the global market that are derived from hemp. It is estimated that in the United States the market for hemp-based products may be $500 million per year, although an exact number has not been determined.  Between $156 and $171 million of this market is made up of body care items and food-based supplements. $100 million is associated with hemp-based clothing and textiles. The remaining balance is associated with an array of various other hemp-based goods.

Our Business

The Company was incorporated with the state of Delaware on February 10, 2014 under the name HempAmericana, Inc.

The Company remained a reporting Company until, on June 12, 2015, the Company filed a Form 15-12G, voluntarily terminating registration of the Company’s equity with the Commission. In 2015, the Company applied to file with OTC Markets, Inc. on their PinkSheet exchange under Alternative Reporting approved by the Commission, providing unaudited financial statements. The Company has never been deemed a shell company as defined under Rule 144 of the Securities Act of 1933, as amended.

The primary business of the Company has been to develop hemp-based products and bring them to market. The Company currently wholesales and retails two products that it has developed but does not have the capital required to implement a marketing and sales plan. The Company plans to develop further secondary hemp-based products, such as health products and construction materials, but to do this it must first raise the necessary capital for product development, marketing and sales.

In 2018, the Company acquired an approximately 10-acre farm in Union, Maine, where its first hemp crop was produced. Due to licensing, weather and other factors, the Company engaged to produce and deliver the crop (net of certain expenses undertaken by such company in respect of improvements to the farm) was unable to do so. In 2018, the Company obtained a lease to a facility in Augusta, Maine, in which it has installed CBD oil extraction machinery. While the Company has produced samples quantities of CBD oil in the Augusta facility, it currently seeks to acquire raw materials in quantities and at prices necessary to produce commercially viable quantities of CBD oil. The Company, ideally on a long-term basis, intends to find additional appropriate locales where it can farm hemp, and acquire appropriate machinery for its harvesting and processing. The Company also intends to invest in factories that use decorticators, machines designed to strip the fibers from the hemp plant, as well as additional machines that can produce the valuable CBD oil from the hemp plant. This will all require capital investment so that we can be a vertically-integrated company. If the Company is unable to raise sufficient capital, it will instead partner with going concerns to bring to market the most profitable hemp-based products, such as CBD oil.

The Company’s pricing model will be based on market demand. However, it is believed that by the Company’s investing in hemp’s primary production, it can become a market leader in the sale of secondary products, such as CBD oil that the Company plans to produce at a commercial scale in Augusta, Maine.

The Company’s revenue is to be derived from the wholesale and retail sales of secondary hemp-based products.

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Strategy and 12 Month Outlook

Assuming we raise less than half of the value of this Offering, our focus will be to develop and sell CBD oils, together with potentially other hemp-related products, such as our rolling papers, both on a wholesale and retail basis. Assuming we are able to raise at least half the funds under this Offering Circular, the Company plans to use the funds raised to invest further in its hemp processing factory in Augusta, Maine. This will give us a presence for the growing global demand for hemp-based products. We aim to expand our production capacity for CBD oil, which in our view has the highest margin for hemp-based products. We will hire additional staff to help manage the production process. Additional staff will also allow us to scale our operations and sell more wholesale and retail CBD oil as well as continue expanding development of our other hemp-based products. If the Company is able to either raise the entirety of the Offering or generate substantial revenues from our growth, we will begin to set up additional factories for the extraction of CBD oil and the decortication process of hemp, which will allow us to sell hemp fibers to secondary-product producers that rely on hemp fibers for their products. Again, this would provide the Company with more additional revenue. Expansion into raw hemp processing has additional benefits: First, and most importantly, it allows the Company to achieve economies of scale with its hemp-based products. Secondly, since the passage of the 2018 Farm Bill under current U.S. federal law, we are optimistic that we will be able to domestically source raw hemp at previously unavailable prices. Generally, it will be most cost-effective for us to have a hemp-processing factory in a location where shipping costs for raw hemp is the least expensive. Therefore, it is possible that we will establish our hemp processing plant abroad or in a U.S. state other than Maine where the costs would be more efficient. Ultimately, our goal is to market and sell our existing products and develop new hemp-based products. We believe that raising more funds will increase the likelihood that it will make economic sense to begin a vertically integrated model where we are able to turn raw hemp into consumer, commercial and even industrial products.

Competition

Currently, there are a number of other companies that are in the cannabis or hemp industry, all of which we consider to be our competition. Many of these companies provide hemp-based products. One such competitor is “Bambu” that provides rolling papers made from hemp-based material. In addition, the principal competitor that HempAmericana recognizes is Hemp Inc. Hemp Inc. is pursuing the potential uses of industrial hemp in much the same way as HempAmericana. They also see the future possibilities of industrial hemp and will most likely be a primary competitor for some time.

In the future, HempAmericana fully expects that additional companies will recognize the value of hemp and enter into the marketplace as competitors.

Currently, there are numerous major competitors in the CBD oil business. Endoca is a company based in Copenhagen, Denmark that wholesales CBD oil and claims it is the world’s leading producer of CBD oil. Bluebird Botanicals, a company in Colorado, USA, is a private company that claims to be one of the leaders in the industry. Isodiol claims it is a group of companies that “together, grow & harvest hemp on an industrial scale, and then process it to extract the cannabidiol (CBD) to the highest available purity for worldwide distribution.” There are numerous other wholesalers and retailers of CBD oil. However, we believe we can continue to distinguish ourselves by our vertical integration to produce hemp and then process it into CBD oil.

Market

Currently, there are no reliable resources for measuring the market for our specific products and services. However, there are several ongoing trends that directly impact our business and the market for our products. Firstly, hemp is becoming socially recognized as a useful product, and hemp-based products have already found their way into stores such as Whole Foods. HempAmericana needs only to capture a percentage of this market to be successful.

Regulation

Our business relies heavily on interpreting and complying with rules and regulations pertaining to the importation and the domestic production of hemp. Any changes to the laws, licensing schemes or the enforcement of the same could be detrimental to our business.

31

Employees

As of April 15, 2019, we have one full time employee (our CEO) and one part-time employee (our secretary).

General

The Company is headquartered in 78 Reade Street, Suite 4FW, New York, NY 10007. The Company's Class A shares of common stock are publicly quoted on the OTC Pinksheets under the symbol "HMPQ". The Company’s Class B shares of common equity do not trade and are 100% beneficially-held by Mr. Rosillo.

MANAGEMENT

Directors of the Company are elected by the stockholders to a term of one year and serve until a successor is elected and qualified. Officers of the Company are appointed by the Board of Directors to a term of one year and serve until a successor is duly appointed and qualified, or until he or she is removed from office. The Board of Directors has no nominating, auditing or compensation committees. The Board of Directors appointed our officers in accordance with the Bylaws of the Company, and per employment agreements negotiated between the Company and the respective officer. Currently, there are two such employment agreements under negotiation. The Officers listed herein are employed at the whim of the Director and state employment law, where applicable.

The name, age and position of our officers and director is set forth below:

Name	Age	First Year as Director or Officer	Position
Salvador Rosillo	82	2014	Director, CEO, President
Nieves Rosillo	78	2014	Secretary

The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when such director's successor is elected and qualifies. The annual meeting of stockholders is tentatively scheduled for May 13, 2019 at 2:00 p.m., and we will inform the shareholders officially with proper notice. The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualifies.

Directors are entitled to reimbursement for expenses in attending meetings but receive no other compensation for services as directors. Directors who are employees may receive compensation for services other than as director. No compensation has been paid to directors for services.

Biographical Information

Salvador Rosillo – Director, Chief Executive Officer, President

Salvador Rosillo is a US Army veteran. Rosillo served as an artillery surveyor, forward observer. He served from 1960 to 1966 (active 2 and ½ years and the remainder in the Reserve). He graduated from Columbia University with an M.F.A. in 1976. He also has a B.A. in anthropology from Columbia University in 1974. He studied anthropology for a total of ten years. He is a published author, poet and painter. He practices Buddhism, Taoism, Tai Chi and is passionate about the arts. During the 2000s, he ran a gold mining concession and mineral exploration company in Mali, West Africa.

32

Nieves Rosillo – Secretary

Nieves Rosillo is the sister of Salvador Rosillo. Ms. Rosillo provides part time secretarial duties for the Company. She currently works with Grupa Exporta as their New York Representative providing sales and public relations support. She attended the Marketing and Advertising Institute of Mexico City has been schooled as a professional chef, attending several renowned cooking institutions. Ms. Rosillo has worked as an executive assistant for Mexican petroleum and construction companies and the casting and photography director for Nobles & Associates Advertising Company.

Executive Compensation

The table below summarizes all compensation awarded to, earned by, or paid to our Officers and Directors who occupied such position as of the date of this Offering Circular, for all services rendered in all capacities to us for the period for the past five years. We do not currently have any benefits, such as health or life insurance, available to our employees.

Name and Position	Year	Salary ($)	Bonus ($)	Stock awards ($)	All other compensation ($)	Total ($)
Salvador Rosillo CEO/Director*	2014	-0-	-0-	-see below-	-0-	-see below-
	2015	-0-	-0-	-see below-	-0-	-see below-
	2016	-0-	-0-	-see below-	-0-	-see below-
	2017	-0-	-0-	-see below-	-0-	-see below-
	2018	315,319
Nieves Rosillo Secretary	2014	-0-	-0-	-see below-	-0-	-see below-
	2015	-0-	-0-	-see below-	-0-	-see below-
	2016	-0-	-0-	-0-	-0-	-0-
	2017	-0-	-0-	-0-	-0-	-0-
	2017	-0-	-0-	-0-	-0-	-0-

*Salvador Rosillo is the sole director of the Company.

Prior to 2018, our founder, Salvador Rosillo, worked without compensation, except for allotments of shares, since the Company’s inception. He was granted or beneficially acquired 45,215,533 shares of common equity during his first year of service to the Company through February 10, 2015. On January 27, 2016, he entered into an employment agreement with the Company pursuant to which, for the period of February 11, 2015 to January 27, 2016, he was granted 45,000,000 shares of common equity (5,000,000 shares to him and 40,000,000 shares to Africement, Inc.), which gave him effective control of the Company. This agreement was amended as of February 9, 2016 (after the amendment to our certificate of incorporation) so that compensation could be granted to Salvador Rosillo for the following three years. It was determined to be in the best interests of shareholders to have a strategic investor hold the Class B shares, and therefore the total of authorized Class B shares (108,000,000) were issued to 864, Inc., as part of Mr. Rosillo’s total compensation. On January 30, 2017, the Company issued Africement, Inc. 324,000,000 shares of Class A common stock as payment toward moneys owed per the employment agreement.

33

Additionally, on February 9, 2016, for her past services to the Company as secretary, and in respect of the following three years of service, the Company entered into an employment agreement with Nieves Rosillo, pursuant to which she was granted 10,000,000 shares of our Class A common stock. As part of her compensation, she also received 108,000 shares on October 17, 2014 and Class A shares 19,778,000 on August 25, 2017.

RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Salvador and Nieves Rosillo are brother and sister.

Salvador Rosillo owns 9,080,000 shares of Class A common stock, individually.

864, Inc., which owns 108,000,000 shares of our Class B common equity, is wholly-owned by Salvador Rosillo.

Africement, Inc., which owns 404,920,000 shares of Class A common stock, is wholly-owned by Salvador Rosillo.

639 LLC., which owns 505,000,000 shares of Class A common stock, is wholly-owned by Salvador Rosillo.

Nieves Rosillo owns 29,886,000 shares of Class A common stock, individually.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as to the shares of common equity beneficially owned as of February 27, 2019 by (i) each person known to us to be the beneficial owner of more than 5% of our common equity; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common equity shown as beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that shares subject to options currently exercisable or exercisable within 60 days of the date hereof are considered to be beneficially owned, including for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person. The footnotes below indicate the amount of unvested options for each person in the table. None of these unvested options vest within 60 days of the date hereof.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Voting Percentage	Voting Percentage* After Offering

Class A Common Stock	Salvador Rosillo	9,080,000	0.06%	**%
Class A Common Stock	Africement, Inc.***	404,920,000	2.87%	**%
Class A Common Stock	Nieves Rosillo	29,886,000	0.21%	**%
Class A Common Stock	639, LLC ****	505,000,000	3.58%	**%
Class B Common Stock	864, Inc.*****	108,000,000	82.59%	**%
All Officers and Directors (2 persons)	Class A Shares	948,886,000	6.72%	**%
All Officers and Directors (1 person)	Class B Shares	108,000,000	82.59%	**%

*	Voting percentage in the above table are calculated by combining the voting power of Class A and Class B shares, as if voting together as a single class.
**	Voting percentages after this offering will depend on the success of the offering. Since the overwhelming majority of voting rests with our founder through his Class B common shares, the voting percentages in the above table will not change materially in that so long as our founder holds the Class B common shares, he will maintain voting control of the Company.
***	Africement, Inc. is an entity wholly owned by Salvador Rosillo, our CEO.
****	639 LLC is an entity wholly owned by Salvador Rosillo, our CEO.
*****	864, Inc. is an entity wholly owned by Salvador Rosillo, our CEO.

34

DESCRIPTION OF CAPITAL

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to our articles of incorporation, as amended and our bylaws, as amended, which are included as exhibits to the registration statement of which this Offering Circular forms a part.

We are authorized to issue up to 3,750,000,000 shares of Class A common stock, par value $0.001 per share, and 108,000,000 shares of Class B common equity, $0.001 value per share.

As of the date of this offering, we have 2,600,178,840 shares of Class A common stock and 108,000,000 shares of Class B common equity outstanding.

Common Stock

Voting

Each holder of our Class A common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Each holder of our Class B common equity is entitled to 108 votes for each share of Class B common equity held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the votes cast.

Dividends

Holders of our Class A and Class B common equity are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for payment, subject to the rights of holders, if any, of our preferred stock. Any decision to pay dividends on our common equity will be at the discretion of our Board of Directors. Our Board of Directors may or may not determine to declare dividends in the future. See “Dividend Policy.” The Board’s determination to issue dividends will depend upon our profitability and financial condition, and other factors that our Board of Directors deems relevant.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of our Class A and Class B common equity will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full all of our debts and after the holders of all outstanding preferred stock, if any, have received their liquidation preferences in full.

Preferred Stock

We are currently not authorized to issue any preferred stock.

Limitations on Liability and Indemnification of Officers and Directors

Delaware law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our articles of incorporation and bylaws include provisions that eliminate, to the extent allowable under Delaware law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our articles of incorporation and bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Delaware law. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers, employees and agents for some liabilities. We currently do not maintain directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties

35

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our articles of incorporation and bylaws.

There is currently no pending litigation or proceeding involving any of directors, officers or employees for which indemnification is sought.

Transfer Agent

The transfer agent for our common stock is Olde Monmouth Stock Transfer in Atlantic Highlands, New Jersey.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. We are unable to estimate the number of shares of common stock that may be sold in the future.

Upon the completion of this offering, we will have 3,459,138,840 outstanding shares of Class A common stock if we complete the maximum offering hereunder. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 5% stockholders.

Rule 144

Shares of our common stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act.

PLAN OF DISTRIBUTION

The Offering will be sold by our officers and director.

This is a self-underwritten Offering. This Offering Circular is part of an exemption under Regulation A that permits our officers and director to sell the common stock directly to the public in those jurisdictions where the Offering Circular is approved, with no commission or other remuneration payable for any common stock sold. There are no plans or arrangements to enter into any contracts or agreements to sell the common stock with a broker or dealer. After the qualification by the Commission and acceptance by those states where the offering will occur, the officers and Director intend to advertise through personal contacts, telephone, and hold investment meetings in those approved jurisdictions only. We do not intend to use any mass-advertising methods such as the Internet or print media. Officers and director will also distribute the Offering Circular to potential investors at meetings, to their business associates and to his friends and relatives who are interested the Company as a possible investment, so long as the offering is made in accordance with the rules and regulations governing the offering of securities in the jurisdictions where the Offering Circular has been approved. In offering the securities on our behalf, the officers and director will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Exchange Act.

36

Terms of the Offering

The Company is offering, on a best-efforts, self-underwritten basis, a maximum of 1,000,000,000 shares Class A Common Stock at a fixed price of $0.004 per share. There is no minimum investment required from any individual investor. The shares are intended to be sold directly through the efforts of our officers and director. The shares of common stock are being offered for a period not to exceed 365 days. The offering will terminate on the earlier of: (i) the date when the sale of all shares is completed, or (ii) 365 days from the effective date of this document. The Board of Directors may extend the offering for an additional 90 days. For more information, see the section titled “Plan of Distribution” and “Use of Proceeds” herein.

VALIDITY OF COMMON STOCK

The validity of the securities offered hereby will be passed upon by Eilers Law Group, P.A.

EXPERTS

None.

REPORTS

As a Tier 1, Regulation A filer, we are not required to file any reports.

37

F-1

HempAmericana, Inc.

Consolidated Balance Sheet

(unaudited)

	February 28, 2019	February 28, 2018
Assets
Current:
Cash	$80,164	$201,603
Deposit on equipment	9,500	–
Due from Hempwerk	–	247,077
Due from shareholder	229,425	–
Inventories	333,000	12,311
Total Current Assets	652,089	460,991

Property, Plant & Equipment, net	2,078,740	1,135,650

Total Assets	$2,730,829	$1,596,641

Liabilities

Current:
Accounts payable	$925	–
Accounts payable related party	480	480
Compensation Payable	3,154,469	3,154,469
Due to shareholder	–	–
Loans payable	1,683	1,683
Note payable	–	200,000
Payroll taxes payable	3,209	–
Total Current Liabilities	3,160,766	3,356,632

Stockholders' Deficiency
Class A Common stock ($.001 par value, 6,000,000,000 shares authorized, 2,459,138,840 shares issued and outstanding as of February 28, 2019, 3,750,000,000 shares authorized, 2,459,138,840 shares issued and outstanding as of November 30, 2018, 6,000,000,000 shares authorized, 1,790,318,840 shares issued and outstanding as of February 28, 2019	(1,571,903)	(2,210,004)
Class B Common stock ($.001 par value, 108,000,00 shares authorized, 108,000,000 shares issued and outstanding as of February 28, 2019, November 30, 2018, and February 28, 2018)	–	–
Additional paid in capital	5,547,608	3,016,917
Accumulated deficit	(4,405,642)	(2,566,904)
Total Stockholders' Equity/(Deficit)	(429,937)	(1,759,991)

Total Liabilities & Stockholder's (Equity/Deficit)	$2,730,829	$1,596,641

F-2

HempAmericana, Inc.

Consolidated Statements of Loss

(Unaudited)

	For the year ended	For the year ended
	February 28, 2019	February 28, 2018
Net Revenues
Revenues from sales	$–	$–

Total Revenues	–	–

Cost and Operating Expenses
Accounting	28,000	–
Advertising & Promotion	21,128	27,187
Auto expense	3,484
Bank service charges	3,812	3,151
Computer & Internet	5,508	7,341
Compensation	–	315,319
Corporate gifts	–	4,374
Consulting fees	1,019,575	1,363,648
Dues and subscriptions	1,255	–
Escrow fees	23,926	14,479
E-store charges	63	476
Exchange fees	3,000	3,000
Filing fees	3,432	–
Insurance	9,387	–
Lab supplies	7,610	–
Legal fees	298,677	163,351
Licenses and permits	2,058	–
Meals & entertainment	3,117	2,608
Moving expense	1,195	–
Office expense	9,569	3,362
Payroll expense	136,043	–
Professional fees	–	16,811
Postage	3,562	–
Reimbursable farm expenses	1,482	–
Repairs	12,206	–
Rent expense	123,868	117,250
Samples	4,666	–
Seeds	20,000	–
Solvents	9,316	–
Telephone expense	3,815	3,760
Transfer agent fees	4,075	9,293
Travel expense	16,008	5,837
Utilities	27,786	754
Website	3,382	–
	1,811,005	2,062,001

Other Income/(Expense)
Gain on forgiveness of debt	112,500	–
Legal settlement	(100,000)	–
Loss on inventory write off	(12,311)
Net Loss	$(1,810,816)	$(2,062,001)

Basic Loss Per Share	(0.00)	(0.00)

Weighted average number of common shares outstanding	2,409,814,678	1,740,318,840

F-3

HempAmericana, Inc.

Consolidated Statement of Cash Flows

(Unaudited)

	For the year ended	For the year ended
	February 28, 2019	February 28, 2018

Cash generated by (used for):

Operations:
Net loss	$(1,810,816)	$(2,062,001)
Compensation payable	–	3,154,469
Increase in accrued expenses	–	–
Decrease in inventory	12,311	–
Increase in accounts payable	(3,399)	–
Net cash used in operating activities	(1,801,904)	1,092,468

Investing:
Due from Hempwerk	(64,000)	(247,077)
Leasehold improvements	(318,026)	–
Machinery & equipment	(762,092)	(935,415)
Net cash used by financing activities	(1,144,118)	(1,182,492)

Financing:
Loan payable	(200,000)	(132,959)
Settlement due under 3(a)(10)	–	(50,556)
Due from shareholder	(219,725)	–
Additional paid in capital	2,541,191	2,815,511
Proceeds from share issuances	637,720	(2,340,266)
Net cash provided by financing activities	2,759,186	291,730

Increase in cash during the period	(186,836)	201,706

Cash position, beginning of period	267,000	(103)

Cash Position, end of period	$80,164	$201,603

F-4

HempAmericana, Inc.

Combined Consolidated Statement of Changes in Stockholders' Deficiency

(Unaudited)

	Common Shares Class B		Common Shares Class A
					Additional		Stockholders'
					Paid	Accumulated	(Deficiency)/
	Number of shares	Share amount	Number of shares	Share amount	Capital	Deficit	Equity
Opening Balance -
Year Ended February 29, 2016	108,000,000	$–	151,560,840	$75,142	$1,157	$(65,043)	$11,256

Year Ended February 28, 2017	108,000,000	–	603,060,840	130,642	94,000	(504,797)	(280,155)

Year Ended February 28, 2018	108,000,000	–	1,790,318,840	(2,210,004)	3,016,917	(2,566,904)	(1,759,991)

Quarter Ended May 31, 2018	108,000,000	–	2,037,518,840	(1,957,907)	4,023,847.0	(3,309,028)	(1,243,088)

Quarter Ended August 31, 2018	108,000,000	–	2,145,518,840	(1,843,907)	4,573,847	(3,821,695)	(1,091,755)

Nine months Ended November 30, 2018	108,000,000	–	2,459,138,840	(1,641,903)	5,358,588	(4,195,913)	(479,228)

Year Ended February 28, 2019	108,000,000	–	2,459,138,840	(1,571,903)	5,547,608	(4,405,642)	(429,937)

F-5

HempAmericana, Inc.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

February 28, 2019

Note 1 – Organization and Description of Business

HempAmericana, Inc. (the Company), is a development stage company, incorporated under the laws of the State of Delaware on February 10, 2014. The Company intends to explore the industry of hemp based products and unveil their own products to the general public for sale.

The Company has elected February 28th as its year end.

Note 2 – Going Concern

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established any source of revenue to cover its operating costs. These conditions raise substantial doubt about the company’s ability to continue as a going concern Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain revenue producing contracts or financing or if the revenue or financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

Note 3 – Summary of Significant Accounting Policies

Basis of Presentation

The Financial Statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Financial Statements have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States (See Note 2) regarding the assumption that the Company is a “going concern”.

Development Stage Company

The Company is a development stage company as defined by section 915-10-20 of the FASB Accounting Standards Codification. The Company is still devoting substantially all of its efforts on establishing the business. Its planned principal operations have not commenced. All losses accumulated since inception have been considered as part of the Company’s development stage activities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

F-6

Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. Consolidated cash and cash equivalents at February 28, 2019 was $80,164 and at February 28, 2018 it was $201,603. HempAmericana, Inc. considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Inventories

Inventories consist of the following at:

	February 28, 2019	February 28, 2018
Hemp Flowers	$278,000	0
Seedlings	55,000	0
Total Inventory	$333,000	0

Property, Plant & Equipment

Property, plant, and equipment consisted of the following:

	February 28, 2019	February 28, 2018
Vehicle	$18,000	$18,000
Leasehold improvements	431,757	0
Farm	83,020	0
Inventory	0	12,311
Computers	9,499	5,000
Lab Equipment – other	1,536,464	1,113,150
Total	$2,078,740	$1,148,461

Notes Payable

On March 25, 2016, the Company entered into a securities purchase agreement with Blackbridge Capital, LLC. As part of the securities purchase agreement the Company issued a Commitment Fee of a Convertible Promissory Note in the amount of $200,000. The convertible promissory note accrues interest at 5% per annum. The note may be converted into common stock of the Company at a 20% discount to the lowest trading price of the Company’s common stock for the preceding twenty trading days.  The outstanding note balance at February 28, 2019 was $0 and $200,000 at February 28, 2018.

Income Taxes

The Company accounts for income taxes under ASC 740 “Income Taxes.”  Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Basic Earnings (Loss) Per Share

The Company computes basic and diluted earnings per share amounts in accordance with ASC Topic 260, Earnings per Share. Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

F-7

Fair Value of Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

The Company follows FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•	Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of February 28, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accounts receivable, other current assets, accounts payable, accrued compensation and accrued expenses. The fair value of the Company’s notes payable is estimated based on current rates that would be available for debt of similar terms which is not significantly different from its stated value.

Share Based Expenses

ASC 718 “Compensation – Stock Compensation” prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “ Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The company had no stock-based compensation plans as of November 30, 2016. The Company had one stock issuance to its founder in the amount of 40,000,000 restricted common shares to the founder which were considered to be of nominal value through November 30, 2016.

F-8

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Related party transactions for the year ended February 28, 2019 totaled $94,000. As of August 25, 2017, Ms. Rosillo’s employment agreement with the Company was amended and restated, principally to provide her share based compensation of 19,778,000 Class A shares for the period of February 9, 2016 to February 9, 2019. Ms. Rosillo is a New York resident and sister of our founder and CEO Sal Rosillo.

Recently Issued Accounting Pronouncements

Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the FASB Accounting Standards Codification™ (“ASC”) is the sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company.

We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

Note 4 – Stockholder’s Deficit

On February 25, 2014, the Company issued 40,000,000 of its $0.001 par value common stock at $0.001 per share to the founder of the Company in exchange for developing the Company’s business concept and plan. The value was considered nominal at inception due to lack of assets and operations. On June 26, 2017, the Company issued 505,000,000 Class A shares to an entity controlled by the founder of the Company as compensation to our CEO under his employment agreement with the Company for the period of February 9, 2016 to February 9, 2019. As well, Nieves Rosillo was issued 19,778,000 Class A shares on August 25, 2017 for the same period under an amended and restated employment agreement between her and the Company.

In July 2018 the Company reduced is authorized Class A Common stock to 3,750,000,000. The stockholders equity section of the Company contains the following classes of capital stock as of February 28, 2019:

•	Class A Common stock, $ 0.001 par value: 3,750,000,000 shares authorized 2,459,138,840 shares issued and outstanding
•	Class B Common Stock, $0.001 par value: 108,000,000 authorized; 108,000,000 issued and outstanding

On September 6, 2017 the Company incorporated Hempwerk, Inc., a Maine corporation and subsidiary of HempAmericana, Inc. As of February 28, 2019 the company has funded Hempwerk, Inc. $865,077.

F-9

PART III EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description
2.1	Articles of Incorporation*
2.2	Bylaws *
2.3	Articles of Amendment**
6.2	Settlement Agreement with Rockwell Capital Partners, Inc. dated January 24, 2017***
6.3	Employment Agreement with Salvador Rosillo dated February 9, 2016***
6.4	Promissory Note with Africement, LLC dated November 30, 2016***
11.1	Consent of Eilers Law Group, P.A. (Included in 12.1) ****
12.1	Opinion of Eilers Law Group, P.A. regarding legality of the securities covered in this Offering****

*	Filed with Form S-1 Amendment on July 9, 2014
**	Filed with Form 1-A on November 18, 2016

***	Filed with Form 1-A/A on February 21, 2017
****	Filed with Form 1-A on March 14, 2019

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this amendment to Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on August 21, 2019.

HempAmericana, Inc.

By:	/s/ Salvador Rosillo
Salvador Rosillo
Chief Executive Officer, Director
Principal Executive Officer
Principal Financial Officer

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